AETNA ASIAN GROWTH FUND
File No. 811-6352
Attachment for the period ending October 31, 1996


Item 77c.

(a)     The Special Meeting of the Shareholders of Aetna
	Asian Growth Fund was held on 9/13/96

(b)      N/A

(c) Matter voted upon was to consider and act upon a Plan of Reorganization and Liquidation, and related amendment to the charter of Aetna Series
	Fund, Inc., providing for the transfer of the assets of the Asian Growth Fund to the Aetna International
	Growth Fund, another portfolio of the Fund, in exchange for shares of the International Growth Fund and the distribution of such shares to shareholders of the Asian Growth Fund in liquidation of the Asian Growth Fund.


EX99.221b